PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

Introduction

The following management discussion and analysis and financial review, prepared as of August 28, 2009, should be read in conjunction with the Company’s unaudited interim consolidated financial statements six months ended June 30, 2009 and 2008 and audited annual consolidated financial statements and related notes for the years ended December 31, 2008, 2007 and 2006.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management’s discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina and Peru will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

As of August 28, 2009, the Company had negative working capital of approximately $198,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs.  The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company will cause dilution to its shareholders. The June 30, 2009 unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP.  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  All of the Company’s material mineral property interests are located in Argentina, Peru and the USA.  As of the date of this MD&A, the Company has not earned any production revenue, nor found any proven reserves on any of its properties.  The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

During 2008 the Company consolidated its outstanding common shares on a 10 for 1 basis and changed the name of the Company to Panthera Exploration Inc. under the symbol “PNX”.

On June 3, 2009 the Company announced that it had entered into an agreement to sell four Peruvian property concessions to Golden Arrow Resources Corporation and the remaining 51% interest in the Mogote property still held by the Company for $150,000 USD.  This transaction received shareholder approval on July 22, 2009 and regulatory approval July 29, 2009.

Peru

Cocha Copper-Silver Project, Department of Junin

The 7,060ha Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima.  The Company holds a 100% interest in the property.  It is situated in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization.  The property is road-accessible and averages 4,400m above sea level.

In 2006, surface exploration revealed two silver-copper soil anomalous zones and several copper-silver targets including the original Discovery Outcrop. An eleven-hole Phase I drill program focusing around the Discovery Outcrop was completed.  Highlights from this program include:  30.23m of 2.67% copper and 24.1 g/t silver from hole CO-06-03 and 13.31m of 0.80% copper and 10.8 g/t silver, 18.01m of 1.93% copper and 17.2 g/t silver, 11.55m of 0.82% copper and 9.2 g/t silver from hole CO-06-02.

The 2007 exploration program included Phase II drilling and surface exploration carried out over the entire property. Three new zones of high-grade mineralization were identified from surface sampling:  the North Cocha and South Cocha Zones host copper-silver mineralization, similar to the Discovery Outcrop Trend, while the East Cocha Zone is characterized by gold-silver-copper mineralization.  The Discovery Outcrop remains a fourth mineralized zone, the Central Cocha Target.  Phase II drill program began during Q4 of 2007 and aimed at further delineating the Central Cocha target (Discovery Outcrop) and to test the South Cocha target.  Nine drill holes totaling 1,321m were completed at the Central Cocha Zone before drilling paused.  The most significant intercept from the Phase II program includes 37.9m averaging 3.61% copper and 38.2 g/t silver in vertical hole CO-07-20, up dip from mineralization intersected in CO-06-03.

In March and April of 2008 the Company  completed a total of 37.5 line kilometres of Induced Polarization (IP) and 39.7 line kilometres of ground magnetometer surveys covering the Central Cocha, South Cocha and East Cocha targets.  The survey was conducted by VDG del Peru SAC (formerly, Val D'Or Geofisica) (“VDG”).  A total of 25 IP lines and 27 magnetometer lines are spaced between 100m and 200m with lines extending from 1,200m to 2,000m in length. Grid lines are oriented perpendicular to the geologic structure that hosts mineralization. IP data were collected along pole-dipole stations every 100m except in Central Cocha where 50m pole-dipole stations were used for higher resolution. The IP survey was designed to test for sulfide concentrations up to 395m depth. Ground magnetic data were collected along the same grid lines as the IP, however extra magnetic lines were added at Central Cocha. Inverted 2D sections and horizontal depth slices were generated from the IP data to create chargeability and resistivity contour images. Surface contour maps were created from the ground magnetometer surveys. The IP and magnetic studies succeeded in demonstrating that outcropping drill targets at Central and South Cocha have a geophysical signature and in addition identified several concealed targets within the Company’s Cocha claim block.

The Central Cocha target forms a chargeability anomaly that corresponds to the mineralization intersected in drillholes and sampled on surface at the Discovery Outcrop Zone. A strong, broad chargeability anomaly crosscuts the down dip extension from the mineralized zone and resembles a sulfide-bearing intrusion starting at 200m depth beneath the surface. At South Cocha, a linear high chargeability anomaly corresponds with mineralized outcrop and is open to depth, while a parallel buried linear chargeability high delineates a second drill target to the northwest. At East Cocha narrow high grade gold-silver-copper mineralization corresponds to low chargeability, and is flanked by two strong chargeability highs concealed beneath alluvial cover.

The Company believes another drilling campaign is justified in order to test drill targets generated by the geophysical surveys, geochemical studies and geologic mapping on its South Cocha and East Cocha targets. Additional drilling would also test the large chargeability anomaly at depth beneath the Central Cocha zone.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $47,670 to $7,041.

All core was analyzed by ALS Chemex Laboratory (“ALS”) in Lima, Peru using AAS and ICP methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the "Discovery Outcrop" Zone in hole CO-07-20 was performed by Acme Analytical Laboratories, Vancouver, B.C. (“Acme”), with results comparing favorably to those from ALS. The technical information above was reviewed by Peter Ellsworth, Licensed Geologist, a Qualified Person as defined in National Instrument 43-101.

Subsequent to period end, this property was sold to Golden Arrow Resources. See Company Overview for details.

Mitu Copper-Silver property, Department of Junin

The 5,800 hectare Mitu concession covers a high grade copper-silver target in the Department of Junin, Peru.  The Company holds a 100% interest in the Mitu property, acquired by direct staking.  The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project.  Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de Pasco.  From the paved road there are several 4x4 roads leading to different areas of the property.  Elevations on the property range from 3,700m to 4,400m above sea level.  Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone.

In Q1 of 2008 the Company carried out additional geologic mapping along with rock and soil sampling on the property to further define drill targets. Work focused on an area covering four discrete stratabound copper-silver mantos (0.45m to 0.78m thick) within a 250m thick package of Permian-aged Mitu Formation sandstone and limestone that has been traced for 1,200m along strike. Mineralization comprising chalcopyrite-chalcocite-malachite-azurite-broncantite is associated with grey-carbonaceous chlorite-altered sandstone and forms millimeter-scale lenses with calcite-pyrite-quartz gangue.

A total of 15 rock outcrop samples and 51 soil samples were collected.  Rock channel samples collected from mineralized mantos and adjacent wall rock are presented as weighted averages in the table below:

Sample #	Description	Width (m)	Cu (ppm)	Ag (ppm)	Average Grade
					Width (m)	Cu (%)	Ag (ppm)
426562	Hanging wall	0.70	797	4.7
426563	Manto	0.20	71,600	534.0	1.50	1.10	74.0
426564	Footwall	0.60	2,720	1.6
426565	Footwall	0.75	2,520	0.4
426566	Manto	0.75	63,300	336.0	1.72	2.91	146.8
426567	Hanging wall	0.22	2,960	0.6
426568	Footwall	1.00	6,120	9.2
426569	Manto	0.50	67,700	144.0	2.50	1.73	32.8
426570	Hanging wall	1.00	3,340	0.7
426571	Footwall	1.15	8,620	16.3
426572	Manto	0.80	27,700	84.5	2.55	1.26	33.9
426573	Hanging wall	0.60	212	0.2
426574	Footwall	1.00	4,050	4.7
426575	Manto	0.50	68,000	262.0	2.50	1.53	54.4
426576	Hanging wall	1.00	254	0.3

Conceptual targets at Mitu include the convergence or thickening of the four mantos down-dip of the surface outcroppings. The Company has completed an Induced Polarization (IP) and ground magnetic survey, conducted by VDG, over the down-dip projection of the mineralized zones.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,735 to $1,881.

Analytical determinations for results presented herein were conducted by ALS using gold fire assay with atomic absorption finish and ICP for multielement analyses. Peter C. Ellsworth, M.Sc., Licensed Geologist, a Qualified Person and reviewed the material above.

Subsequent to period end, this property was sold to Golden Arrow Resources. See Company Overview for details.

Other Properties:

Acero Copper-Gold Project, Department of Cuzco

The Acero porphyry copper-gold property is located in southern Department of Cuzco, Peru.  The Company holds a 100% interest in the 1,700 hectare property, which lies within the Santo Tomas Porphyry Copper Belt and is located near the town of Velille.  The Acero property is located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out.  No exploration work was carried out on the property during 2006, 2007 or 2008.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $5,412 to $800.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., a director of the Company, both Qualified Persons.

Subsequent to period end, this property was sold to Golden Arrow Resources. See Company Overview for details.

Fuyani Copper-Gold Property, Department of Cuzco

The 1,000 hectare Fuyani property is located 40km north of Santo Tomas in the Department of Cusco.  The Company holds a 100% interest in the Fuyani property, acquired by direct staking.  It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property.  Fuyani is located in the Santo Tomas Porphyry Copper belt.

Porphyry-style copper and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite.  Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property since initial surface exploration in 2006. During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $3,184 to $470.

The work at the Fuyani property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David A. Terry, P.Geo, a director of the Company, both Qualified Persons.

Subsequent to period end, this property was sold to Golden Arrow Resources. See Company Overview for details.

Argentina

Mogote Property, San Juan Province

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and conducted a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

The Mogote Property lies 350 kilometers northwest of the city of San Juan, in the province of San Juan, Argentina.  It is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits.  Xstrata’s El Morro Au-Cu deposit is eleven kilometres to the east and on trend with Mogote.  Surface exploration work identified early on three targets: Filo Este, Filo Central and Zona Colorida.    Diamond drilling on Filo Este in 2004 and Reverse Circulation drilling on Filo Este and Filo Central in 2005 confirmed the presence of a copper-gold porphyry system.  Other targets include Stockwork Hill, and the Southeast Colour Anomaly which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

No exploration work has been carried out on the Mogote property in 2006, 2007 or 2008.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $1,210,501 to $178,808.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling and surface program were performed by ALS or by Alex Stewart Labs, Mendoza, Argentina. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

Subsequent to period end, this property was sold to Golden Arrow Resources. See Company Overview for details.

USA

Roy and Hills Properties, Nevada

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acres) Roy claim block and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation (“Astral”) to option to them the Roy and Hills properties.  Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties.  Astral can earn an initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years.  The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects.  The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5).  This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold.  During 2008 the Walker Lane Properties were dropped by Astral.  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company has dropped the Hills property and still maintains title to the Roy property.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., and a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada.  The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo,. a director of the Company and a Qualified Person.

Selected Quarterly Financial Information and Second Quarter Discussion

Due to a change in accounting policy relating to exploration expenditures, results for 2008 and 2007 have been restated. Refer to the mineral property interest section on page 9 for details.

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

	2009		2008				2007
	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $ Restated	Jun. 30 $ Restated	Mar. 31 $ Restated	Dec. 31 $ Restated	Sept. 30 $ Restated
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(14,484)	(1,352,473)	(315,755)	(529,824)	(949,888)	(1,676,882)	(945,392)	(894,494)
Net Loss per Common Share Basic and Diluted	(0.01)	(0.32)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)

For the three months ended June 30, 2009, the Company reported a consolidated loss of $14,484 ($0.01 per share), a decrease of $935,404 from the loss of $949,888 ($0.49 per share) for the three months ended June 30, 2008.  The decrease in loss is primarily a result of:

(i) Corporate development and investor relations decreased by $58,828 to $13,971 in the 2009 period, compared to $72,799 during the 2008 period, mainly due to decreased advertising and attendance to investor conferences.

(ii) General exploration decreased by $722,004 to ($56,866) in the 2009 period from $665,138 in the 2008 period as the Company shut down mining operations in 2009.  In the 2009 period, the Company recorded a reversal of $57,611 for property payments for the Laguna property and Mogote which were accrued for at December 31, 2008.  These amounts are no longer payable by the Company.

(iii) Office and sundry expense decreased to $1,157 in the 2009 period compared to $29,026 in the 2008 period as a result of the Company no longer using the services of the Grosso Group and management taking steps to reorganize the Company.

(iv) Salaries expense decreased to $Nil in the 2009 period compared to $72,629 in the 2008 period as a result of Company no longer using the services of the Grosso Group and management taking steps to reorganize the Company.

Summary of Financial Results

For the six months ended June 30, 2009, the Company reported a consolidated loss of $1,366,957 ($0.33 per share), a decrease of $1,259,813 from the loss of $2,626,770 ($0.07 per share) for the six months ended June 30, 2008.  The decrease in the loss in 2009 period, compared to the 2008 amount, was due to a number of factors of which $2,299,302 can be attributed to decreases in operating expenses partially offset by an increase of $1,039,489 increase in other items.

During the six months ended June 30, 2009 the Company incurred exploration expenditures of $6,332 on the Cocha property in Peru.  The Company recorded a reversal of $57,611 related to an option payment accrued for Laguna and validity fees for the Mogote property.   During the period the Company recorded a write-down to its mineral properties of $1,279,502 to bring the total carrying value to $189,000.

Liquidity and Capital Resources

The Company’s cash position at June 30, 2009 was $29,846, an increase of $5,344 from December 31, 2008. Total assets decreased to $241,276 at June 30, 2009 from $1,524,520 at December 31, 2008.  This decrease is primarily due to the decrease in short-term investments and the $1,279,502 write-down of it mineral property interests.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company’s financial institutions.  For the six months ended June 30, 2009, the Company recorded interest income of $Nil compared to $14,447 in the 2008 period, as a result of the Company not holding any short-term investments during the six months ended June 30, 2009.

The Company has financed its operations through the sale of its equity securities.  There were no financings during the period ended June 30, 2009.  For the six months ended June 30, 2008, the Company closed a brokered private placement of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800.  The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively.  The Company also closed a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800 on June 16, 2008.

Subsequent to period end, on July 9, 2009, the Company completed a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for net proceeds of $366,234, net of related share issue costs of $14,256.

The Company received $Nil from the exercise of warrants and options for the period ended June 30, 2009 (2008 - $Nil).  As at August 28, 2009, the Company had negative working capital of approximately $198,000.

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned activities.  The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas.  There can be no assurance that the Company will be successful in obtaining the required financing.  The failure to obtain such financing could result in the loss of the Company’s interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.  The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Operating Cash Flow

Cash outflow from operating activities was $135,072 for the period ended June 30, 2009 compared to $2,001,342 for six months ended June 30, 2008.

Financing Activities

Cash inflow from financing activities was $140,416 for the six months ended June 30, 2009 compared to the $1,027,600 of issuance of shares less $69,015 of share issue costs for the six months ended June 30, 2008. The $140,416 received in the 2009 period relates to share subscriptions for the financing completed on July 9, 2009.

Investing Activities

Investing activities generated cash of $Nil for the six months ended June 30, 2009 compared to $1,187,113 for the 2008 period.  In 2008 the investing activities included additions of $112,887 to mineral property interests and a reduction of $1,300,000 in short-term investments.

Related Parties Transactions

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee was based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the six months ended June 30, 2009. During the six months ended June 30, 2008, the Company incurred fees of $229,243 to the Grosso Group: $277,418 was paid in monthly payments and $48,175 was included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in the 2008 other receivables, prepaids and deposits was a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the six months ended June 30, 2009, the Company paid $43,750 (2008 - $43,750) to the President.  As at June 30, 2009 accounts payable includes $Nil payable to the company controlled by this director. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

During the six months ended June 30, 2009 the Company paid consulting fees in the amount of $30,000 (2008 - $Nil) to a company controlled by a director of the Company.

On June 17, 2009, the Company received a loan of $150,000 from Golden Arrow Resources Corporation which will be considered as a partial payment when the Mogote and Peruvian properties are transferred. It is included in accounts payable and accrued liabilities as at June 30, 2009.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

As of June 30, 2009, the Company had no commitments.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2008.  These accounting policies can have a significant impact on the financial performance and financial position of the Company.

Mineral Property Interests

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retrospective basis. The impact of this change on the previously reported June 30, 2008 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at June 30, 2008	4,847,689	4,734,802	112,887
FIT Liability as at June 30, 2008	38,746	(38,746)	-
Exploration expense for the period ended June 30, 2008	510,318	1,213,400	1,723,718
Loss for the period ended June 30, 2008	(2,144,096)	(482,674)	(2,626,770)
Loss per share for the period ended June 30, 2008	(0.06)	(0.01)	(0.07)
Deficit at June 30, 2008	(9,132,767)	(3,225,193)	(12,357,960)
Cash flows from operating activities for the period ended June 30, 2008	(1,004,750)	(996,592)	(2,001,342)
Cash flows from investing activities for the period ended June 30, 2008	190,521	996,592	1,187,113
Supplemental cash flow information:
Accounts payable for the three months ended June 30, 2008	289,365	(289,365)	-
Accounts payable for the six months ended June 30, 2008	216,807	(216,807)	-

When a property is placed in commercial production, acquisition costs will be depleted using the units-of-production method.  Management periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the acquisition costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement are made at the sole discretion of the Company, and are recorded as mineral property acquisition costs upon payment.

The Company accounts for foreign value added taxes paid as part of exploration expense. The recovery of these taxes will commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a reduction in general exploration expense.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

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In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

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In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2009. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

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We will continue to invest in training and resources to ensure a timely and effective conversion.

Process

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A diagnostic assessment of the key impact areas is currently underway.

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A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

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Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.

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A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.

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Our audit committee is monitoring our progress and is kept informed of issues identified.

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Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

Financial Instruments

The Company’s financial instruments are exposed to certain risks, including currency, credit and interest rate, and liquidity risk. (See note 10 in the December 31, 2008 audited financial statements or the section below for discussion).

The fair value of cash, accounts receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.  As at June 30, 2009, the fair value of the Company’s marketable securities was $6,200.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Metal Price Risk:  The Company’s portfolio of properties has exposure to predominantly copper, silver and gold. The prices of these metals, especially copper, greatly affect the value of the Company and the potential value of its properties and investments.

Financial Markets:  The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Peru, Argentina and Canada. This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Investor Relations Activities

The Company provides information packages to investors.  These packages include materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

Outstanding Share Data

The Company’s authorized share capital is an unlimited number of common shares without par value.  As at June 30, 2009, there were 4,184,604 outstanding common shares and Nil stock options and 3,947,600 warrants outstanding, with an exercise prices ranging between $1.80 and $4.50 per share.  More information on these instruments and the terms of their conversion are set out in Note 6 to the Company’s June 30, 2009 unaudited interim consolidated financial statements.

As of August 28, 2009 there were 8,796,604 common shares, 875,000 stock options and 8,559,600 warrants outstanding.